The Merger Fund VL

A Westchester Capital Fund

- **Historically, minimal correlation with equities**
- **Historically, negative correlation with fixed income**
- **Positive correlation with interest rates**

Fund Facts

Morningstar Category	US Insurance Market Neutral
Investment Strategy	Event Driven
Ticker	MERVX
Inception Date	5/24/2004
Management Fee	1.25%
Fund Size	$ 43,630,828

The total annual operating expense ratio of the Fund was 2.67%. After applicable fee waiver and expense reimbursement (which will apply until April 30, 2020, unless it is terminated at an earlier time by the Board of Trustees), total annual operating expenses were 1.94% and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. Expense ratios are as of the April 19, 2019 prospectus.

Investment Growth

Time Period: 5/25/2004 to 6/30/2019



- The Merger Fund VL
- Wilshire Event Driven
- Barclays Agg Bond
- Benchmark: US 3-mo T-Bill

Trailing Returns (as of month-end)

As of Date: 6/30/2019

	MTD	3 Mo	YTD	1-Yr	3-Yrs	5-Yrs	10-Yrs	Since Incept.
The Merger Fund VL	0.87%	0.52%	2.64%	4.23%	4.62%	2.42%	3.21%	4.76%
Wilshire Event Driven	0.79%	1.13%	3.68%	2.56%	3.12%	0.63%	2.29%	2.84%
Barc Agg Bond	1.26%	3.08%	6.11%	7.87%	2.31%	2.95%	3.90%	4.28%
Benchmark: US 3-mo T-Bill	0.22%	0.64%	1.24%	2.31%	1.38%	0.87%	0.49%	1.37%
US Insurance Market Neutral	1.75%	0.57%	4.55%	3.91%	4.59%	2.19%	—	—

Trailing Returns (as of quarter-end)

As of Date: 6/30/2019

	MERVX
QTD	0.52%
1 Year	4.23%
3 Years	4.62%
5 Years	2.42%
10 Years	3.21%
Since Inception	4.76%

The performance data quoted represents past performance and does not guarantee future results. Returns greater than one year are annualized. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than the original costs. Current performance may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflects that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Messrs. Behren and Shannon, the Fund's current portfolio managers, have served as co-portfolio managers of the Fund since 2007.

Performance Relative to Peer Group

As of Date: 6/30/2019



- The Merger Fund VL
- US Insurance Market Neutral
- Wilshire Event Driven
- Barclays Agg Bond

The Merger Fund VL

Portfolio

Avg. position size:	1.00%
Number of long positions:	95
Number of short positions:	23
Percent invested:	95.00%

TOP 10 Holdings — 53.98%
1. Altaba Inc.
2. First Data Corporation
3. Red Hat, Inc.
4. Anadarko Petroleum Corporation
5. SunTrust Banks, Inc.
6. L3 Technologies, Inc.
7. Worldpay, Inc.
8. Oaktree Capital Group LLC
9. Celgene Corporation
10. Kinetic Concept/KCI USA

Fund holdings and asset allocation are subject to change at any time and are not recommendations to buy or sell any security.

3-Year Risk Metrics

Time Period: 7/1/2016 to 6/30/2019

	The Merger Fund VL	Wilshire Event Driven	Barclays Agg Bond
Std Dev	2.59%	1.87%	3.03%
Sharpe Ratio	1.20	0.86	0.29
Sortino Ratio	2.02	1.29	0.43
Beta (vs S&P 500)	0.05	0.13	-0.02
Correlation (vs S&P 500)	4.98	64.81	0.76
Beta (vs Barclays Agg)	-0.09	-0.08	1.00
Correlation (vs Barclays Agg)	1.17	1.47	100.00

Deal Terms



- Cash — 41.72%
- Cash & Stock — 23.88%
- Stock with Fixed Exchange Ratio — 20.22%
- Stock and Stub — 14.18%

Regional Exposure



- United States — 96.08%
- United Kingdom — 2.16%
- Europe ex-U.K. — 1.40%
- Asia ex-Japan — 0.14%
- Canada — 0.11%
- Mexico — 0.11%

Sector Exposure



- Information Tech. — 25.80%
- Consumer Disc. — 19.21%
- Communication Services — 11.19%
- Financials — 9.85%
- Health Care — 9.54%
- Industrials — 9.54%
- Energy — 8.89%
- Utilities — 3.31%
- Materials — 2.22%
- Real Estate — 0.44%

Diversification does not assure a profit nor does it protect against a loss in a declining market.

Must be preceded or accompanied by a current prospectcus or summary prospectus.

Before investing in The Merger Fund VL, carefully consider its investment objectives, risks, charges, and expenses. The Fund's prospectus contains this and other important information. The Merger Fund VL is available through variable products offered by third-party insurnace companies. For a prospectus containing information for any variable life product that invests in The Merger Fund VL, contact your finanical advisor or the offering insurance company for a contract prosepctus for the underlying funds. Please read it carefully before investing.

Mutual fund investing involves risk. Principal loss is possible. Merger-arbitrage and event-driven investing involve the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long-only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark-ups, and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.

Definitions: The S&P 500 Index is a broad based unmanaged index of 500 stocks, wh ch is widely recognized as representative of the equity market in general. It is shown with dividends reinvested. The Bloomberg Barclays Aggregate Bond Index is an intermediate-term index comprised of investment grade bonds. You cannot invest directly in the index; The BofA Merrill Lynch US 3-Month Treasury Bill Index is comprised of a single issue purchased at the beginning of the month and held for a full month. The Wilshire Liquid Alternative Event Driven Index measures the performance of the event-driven strategy component of the Wilshire L quid Alternative Index. Event-driven strategies predominantly invest in companies involved in corporate transact ons such as mergers, restructuring, distressed, buy backs, or other cap tal structure changes. US Insurance Market Neutral is the Morningstar Category comprised of funds that attempt to eliminate the risks of the market by holding 50% of assets in long positions in stocks and 50% of assets in short positions. Standard Deviation is the degree by which returns vary relative to the average return. The higher the standard deviat on, the greater the variabil ty of the investment; Sharpe Ratio measures reward vs. risk. 3-month T-Bill used for the risk-free rate. A higher number is more favorable; Sortino Ratio is a similar measure of risk-adjusted return but penalizes only those returns falling below a user-specified target or required rate of return. Beta is a measure of the fund's sensitivity to market movements. A portfolio with a beta greater than 1 is more volatile than the market and a portfol o with a beta less than 1 is less volatile than the market; Correlation (R-Squared) represents the percentage of a fund or secur ty's movements that can be explained by movements in a benchmark index; a fund w th a low R-squared (70 or less) doesn't act much like the index.



Westchester Capital FUNDS

The Merger Fund VL

A Westchester Capital Fund

Q2 STATISTICAL SUMMARY

As of June 30, 2019:

QTD 2019:	0.52%
YTD 2019:	2.64%
Total Fund Assets:	$43.6 million
Total Firm Assets:	$ 3.8 billion

PORTFOLIO SNAPSHOT

REGIONAL EXPOSURE



1.40%
0.14%
0.11%
0.11%
2.16%
96.08%
United States
United Kingdom
Europe ex-U.K.
Asia ex-Japan
Canada
Mexico

SECTOR EXPOSURE



3.31%
2.22%
0.44%
8.89%
25.80%
9.54%
9.54%
19.21%
9.85%
11.19%
Information Tech.
Consumer Disc.
Communication Services
Financials
Health Care
Industrials
Energy
Utilities
Materials
Real Estate

DEAL TERMS



14.18%
20.22%
41.72%
23.88%
Cash
Cash & Stock
Stock with Fixed Exchange Ratio
Stock and Stub

FUND FACTS	
Portfolio Characteristics	
Inception Date:	May 26, 2004
Expenses Before Investment Related Expenses:[1,2]	1.40%
Total Operating Expense:[1]	2.67%
Portfolio Turnover Rate:[1]	154%

PORTFOLIO	
Equity Investments	
Number of Long Positions:	95
Number of Short Positions:	23
Average Position Size:	1.00%
Quarter-end % Invested:	95%
Short Positions as a % of Net Assets:	38%

Ten Largest Positions as a Percent of Net Assets	53.98%
Altaba Inc.	
First Data Corporation	
Red Hat, Inc.	
Anadarko Petroleum Corporation	
SunTrust Banks, Inc.	
L3 Technologies, Inc.	
Worldpay, Inc.	
Oaktree Capital Group LLC	
Celgene Corporation	
Kinetic Concept/KCI USA	

Type of Buyer	
Strategic	97.70%
Financial	2.30%

By Deal Type	
Friendly	100.00%
Hostile	0.00%

Average Annualized Total Returns as of 6/30/2019

	YTD	1-year	5-year	10-year
The Merger Fund VL	2.64%	4.23%	2.42%	3.21%
ICE BofAML US Treasury Bill 3 Mon TR USD	1.24%	2.31%	0.87%	0.49%
Wilshire Liq Alt Event Driven TR USD	3.68%	2.56%	0.63%	2.29%
US Insurance Market Neutral	4.55%	3.91%	2.19%	-

*The compensation is undetermined because the compensation to be received (e.g., stock, cash, escrow notes, other) will be determined at later date, potentially at the option of the Fund's investment adviser.

[1]For period ending 12/31/18.

[2]The adviser has agreed to waive operating expenses, exluding brokerage commissions, short dividends, interest expense, taxes, acquired fund fees and expenses or extraordinary expenses, in excess of 1.40% until April 30, 2020.

Performance data quoted represents past performance; past performance does not guarantee future results. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the fund may be lower or higher than the performance quoted. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

Westchester Capital FUNDS

The Merger Fund VL
A Westchester Capital Fund

NOTABLE WINNERS		NOTABLE LOSERS	
Deal	**Attribution**	**Deal**	**Attribution**
Red Hat, Inc.	0.20%	Mellanox Technologies Ltd.	-0.14%
Altaba Inc./Alibaba Group Holding Ltd.	0.26%	Newfield Exploration/Encana Corp.	-0.10%
IPOs	0.12%	DowDupont Inc.	-0.09%
Twenty-First Century Fox/Walt Disney Co.	0.12%	Macro Portfolio Hedge	-0.08%
Thunder Bridge Acquisition, Ltd.	0.06%	Spark Therapeutics Inc.	-0.06%
Suntrust Banks Inc./BB&T Corp.	0.06%	Sprint Corp./T-Mobile US Inc.	-0.05%

PERFORMANCE SUMMARY

Cumulative Change in Value of a $2,000 Investment Since Inception



Legend:
— The Merger Fund VL   ⋯ ICE BofAML US 3M Trsy Bill TR USD   — Wilshire Liq Alt Event Driven

This chart illustrates the performance of a hypothetical $2,000 investment made in the Fund since inception. It assumes reinvestment of dividends and capital gains, but does not reflect the effect of any applicable sales charge or redemption fees. This chart does not imply any future performance.

The Merger Fund VL is available through variable products offered by third-party insurance companies. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor.

Diversification does not assure a profit nor does it protect against a loss in a declining market.

Mutual fund investing involves risk. Principal loss is possible. Merger arbitrage and event driven investing involves the risk that the adviser's evaluation of the outcome of a proposed event, whether it be a merger, reorganization, regulatory issue or other event, will prove incorrect and that the Fund's return on the investment will be negative. Investments in foreign companies may entail political, cultural, regulatory, legal, and tax risks different from those associated with comparable transactions in the United States. The frequency of the Fund's transactions will vary from year to year, though merger arbitrage portfolios typically have higher turnover rates than portfolios of typical long only funds. Increased portfolio turnover may result in higher brokerage commissions, dealer mark ups and other transaction costs. The higher costs associated with increased portfolio turnover may offset gains in the Fund's performance. The Fund may enter into short sale transactions for, among other reasons, purposes of protecting against a decline in the market value of the acquiring company's shares prior to the acquisition completion. If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss. The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited. Debt securities may fluctuate in value due to, among other things, changes in interest rates, general economic conditions, industry fundamentals, market sentiment and the financial condition of the issuer, including the issuer's credit rating or financial performance. Derivatives may create leverage which will amplify the effect of the performance of those instruments on the Fund and may produce significant losses. The Fund's hedging strategy will be subject to the Fund's investment adviser's ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged.

Definitions: **The ICE BofAML US 3M Treasury Bill TR Index** is comprised of a single issue purchased at the beginning of the month and held for a full month; **The Wilshire Liquid Alternative Event Driven Index** measures the performance of the event driven strategy component of the Wilshire Liquid Alternative Index. Event driven strategies predominantly invest in companies involved in corporate transactions such as mergers, restructuring, distressed, buy backs, or other capital structure changes. **The US Insurance Market Neutral** is the Morningstar category comprised of funds that attempt to eliminate the risks of the market by holding 50% of assets in long positions in stocks and 50% of assets in short positions. Funds in this group match the characteristics of their long and short portfolios, keeping factors such as P/E ratios and industry exposure similar. Stock picking, rather than broad market moves, should drive a market-neutral fund's performance.



Westchester Capital
FUNDS



The Merger Fund VL
A Westchester Capital Fund

Ticker Symbol

MERVX

Contents



About Us

Improving Investor Outcomes

Many investors express their investment objectives and long-term goals with a specific need in mind:

College and Education Expenses	Wealth Preservation
Financing Retirement	Purchase of a Home
Wealth Transfer	Supplemental Income Generation

By combining The Merger Fund VL with traditional asset classes, investors have the opportunity to enhance investment performance potential in any market environment because it may **stabilize** portfolio returns and **reduce** investment risk.

Westchester Capital Management, LLC

Firm

- Founded in 1980
- Over 400,000 investors worldwide

People

- Institutional infrastructure supported by best-in-class service providers
- Principals and employees invested alongside clients
- There has been no investment professional turnover since firm inception, aside from retirement

Scale

- Access to top-tier law firms and industry consultants; enhanced relationships with sell-side analysts, traders, and stock-loan departments
- Extensive research budget



Westchester Capital Management	USD 3.8 Billion[1]	
Merger Arbitrage **USD 3.3 Billion**	Multi-Event **USD 505.2 Million**	Credit **USD 4.0 Million**
The Merger Fund The Merger Fund VL JNL Multi-Manager Alternative Fund (Merger Arbitrage Sleeve) Private Placements	WCM Alternatives: Event-Driven Fund JNL/Westchester Capital Event Driven Fund	WCM Alternatives: Credit Event Fund

Over 30 years of delivering alternative investment solutions for institutional and individual investors.

[1] As of June 30, 2019. Assets under management includes private funds advised by Westchester Capital Management, LLC's affiliated investment advisor. Figures may not add due to rounding.

Key Milestones

1980	Westchester Capital Management ("WCM") is founded.
1987	WCM launches a domestic hedge fund.
1989	The Merger Fund® is launched – the first mutual fund dedicated to merger arbitrage in the industry.
1996	WCM launches an offshore hedge fund.
2004	The Merger Fund VL is launched.
2005	U.S. and offshore hedge funds are combined into a master/feeder structure.
2008	WCM becomes the Sub-Advisor to the Dunham Monthly Distribution Fund, a multi-event strategy.
2011	The MLIS-Westchester Capital Merger Arbitrage UCITS Fund is launched.
2012	Green & Smith Investment Management L.L.C.[1], the hedge fund Adviser, registers with the U.S. Securities and Exchange Commission.
2014	The WCM Alternatives: Event-Driven Fund is launched.
2015	WCM becomes the Sub-Advisor to the JNL/Westchester Capital Event Driven Fund, a multi-event strategy.
2016	WCM becomes the Sub-Advisor to the Westchester Merger Arbitrage Strategy sleeve of the JNL Multi-Manager Alternative Fund.
2017	The WCM Alternatives: Credit Event Fund is launched.

[1]As of September 2013, Hudson Valley Partners, L.P. was renamed WCM Hudson Valley Partners, L.P.; The Merger Fund Ltd. was renamed WCM Merger Fund Ltd.; GS Master Trust was renamed WCM Master Trust and Green & Smith Investment Management L.L.C. was renamed Westchester Capital Partners, LLC.

What Sets WCM Apart?

Expertise

Having invested in over 4,500 corporate reorganizations and other event-driven situations over two decades, we are among the most experienced investors in our discipline.

Global Reach

Expansive access to independent experts, consultants and counsel retained to provide insight on regulatory, economic, industry and political issues worldwide.

Absolute Returns

Strong investment process focused on absolute returns (attractive, risk-adjusted returns – largely independent of market moves.) Sophisticated and comprehensive risk controls designed to limit volatility.

Expertise

We manage the assets of some of the world's leading institutions and high net worth investors.

- ➢ **Pioneer in "liquid alternative" investments:** The Merger Fund®, launched in 1989, was the first mutual fund devoted exclusively to event-driven strategies, primarily merger arbitrage, typically the domain of higher-fee hedge funds.

- ➢ **Continuity of investment team:** Our portfolio management team has worked together for close to 20 years through a variety of market cycles.

- ➢ **Trusted advisor:** Approximately $3.8 billion in AUM with over 400,000 investors worldwide.

- ➢ **Proven track record:** Only three negative years since Firm's inception in 1980.

- ➢ **Aside from retirement, there has been no investment professional turnover since firm inception:** The team has evaluated more than 10,000 potential transactions, and invested in over 4,500 corporate reorganizations, over 98% of which were successfully completed.

Global Reach

Expertise   Global Reach   Absolute Returns

Expansive access to independent experts, consultants and counsel retained to provide insight on regulatory, economic, industry and political issues worldwide.

- Worldwide focus - "Go where the opportunities are"

- Extraordinary buying power

- Access to top-tier global experts; enhanced relationships with sell-side analysts, traders, and stock-loan departments

Global Networks	U.S. & Foreign Anti-Trust Counsel	Economic Advisors
	U.S. & Foreign Regulatory Counsel	Political Experts
	Industry Consultants	Counterparty Risk Consultants

Westchester Capital
FUNDS

Absolute Returns

Risk management is key product differentiator

ABSOLUTE RETURN = DOWNSIDE PROTECTION, UPSIDE PARTICIPATION

- Absolute return strategies have historically had low correlation (beta) with those of the stock or bond market;

- Absolute return strategies have historically been less volatile than equity markets as represented by standard deviation;

- Absolute return strategies have historically been positively correlated with interest rates, or the cost of capital; therefore if interest rates rise, the strategy may provide a hedge to the decreased value of bonds.

Westchester Capital
FUNDS

Institutional Discipline

Global Reach   Absolute Return Focus   Institutional Discipline

Westchester Capital strategies meet the rigorous standards of institutional investors, giving private clients what the world's most demanding institutions get.

PEOPLE

- Depth and experience of investment talent
- Continuity of investment team leadership

PROCESS

- Fundamentally sound and repeatable
- Commitment to risk management

PHILOSOPHY

- Disciplined and consistently applied
- Focus on compounding capital positively through all market cycles

PERFORMANCE

- Competitive, risk-adjusted returns over time
- Consistency and *explain-ability* of results

Institutional investors employ a checklist of rigorous standards against which they evaluate investment managers.

At Westchester Capital, we believe in providing the same investment strategies that meet our institutional clients' requirements to all our clients, regardless of the size of their accounts.



Historical Performance

The Merger Fund VL – Standardized Performance

Trailing Returns (as of quarter end)

As of Date: 6/30/2019

	QTD	YTD	1 Year	3 Years	5 Years	10 Years	Since Inception
The Merger Fund VL	0.52%	2.64%	4.23%	4.62%	2.42%	3.21%	4.76%
Wilshire Liq Alt Event Driven	1.13%	3.68%	2.56%	3.12%	0.63%	2.29%	2.84%
BBgBarc Agg Bond	3.08%	6.11%	7.87%	2.31%	2.95%	3.90%	4.28%
US Insurance Market Neutral	0.57%	4.55%	3.91%	4.59%	2.19%	—	—

Expense ratios are as of the April 19, 2019 prospectus. The total annual operating expense ratio of the Fund was 2.67%. After applicable fee waivers and expense reimbursements (which may be terminated before April 30, 2020 only with the approval of the Board of Trustees), total annual operating expenses were 1.94%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%.

Performance data quoted represents past performance; past performance does not guarantee future results. Returns greater than one-year are annualized. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor. Messrs. Behren and Shannon, the Fund's current portfolio managers, have served as co-portfolio managers of the Fund since 2007. Performance data current to the most recent month-end may be obtained by contacting your financial advisor or the offering insurance company or by calling (800) 343-8959.

Average Annualized Returns vs. Market Indices

Returns

As of Date: 6/30/2019



Legend:
- Wilshire Liq Alt Event Driven
- The Merger Fund VL
- US Insurance Market Neutral

3-year Trailing Risk Statistics

Calculation Benchmark: S&P 500 TR USD(1936)

	Std Dev	Beta	Sharpe Ratio	Sortino Ratio	R2
The Merger Fund VL	2.59%	0.05	1.21	2.02	4.98
Wilshire Liq Alt Event Driven	1.87%	0.13	0.88	1.29	64.81
ICE BofAML US 3M Trsy Bill TR USD	0.23%	0.00	-0.37	-1.49	2.77
US Insurance Market Neutral	3.18%	0.17	0.98	1.53	43.02

3-month T-Bill used for risk-free rate. Expense ratios are as of the April 19, 2019 prospectus. The total annual operating expense ratio of the Fund was 2.67%. After applicable fee waivers and expense reimbursements (which may be terminated before April 30, 2020 only with the approval of the Board of Trustees), total annual operating expenses were 1.94%, and after applicable fee waivers and before investment-related expenses, such as dividend and interest expense and acquired fund fees and expenses, total annual operating expenses were 1.40%. Inception of The Merger Fund VL is March 24, 2004.

Investment Growth

Inception, May 24, 2004 through June 30, 2019



- The Merger Fund VL
- BBgBarc Agg Bond
- Wilshire Liq Alt Event Driven
- US Fund Market Neutral
- BofAML US 3M Trsy Bill

This chart illustrates the performance of a hypothetical $10,000 investment made 15 years ago. It assumes reinvestment of dividends and capital gains, but does not reflect the effect of any applicable sales charge or redemption fees. This chart does not imply any future performance.

Westchester Capital
FUNDS

Past performance does not guarantee future results.

15

The Merger Fund VL

Monthly, Inception – June 30, 2019

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	YTD
2019	0.70	0.70	0.69	0.43	-0.77	0.87							**2.64**
2018	1.39	1.83	-0.90	-0.09	1.36	1.79	-1.40	0.36	0.89	-0.44	1.68	0.49	**7.09**
2017	0.38	0.28	0.19	0.66	0.47	0.19	0.00	0.00	0.28	0.65	-1.29	0.75	**2.56**
2016	-0.96	0.29	1.54	-0.95	1.34	-0.38	0.38	0.19	0.19	-0.28	0.66	0.43	**2.44**
2015	-0.18	1.66	-0.09	0.09	0.45	-1.17	-0.18	-1.10	-1.30	1.31	-0.46	0.11	**-0.90**
2014	-0.55	1.10	0.09	0.45	1.00	0.81	-0.53	0.89	-1.33	-1.17	0.45	0.18	**1.37**
2013	-0.57	0.19	0.67	0.28	0.09	-0.28	1.04	0.09	0.84	0.74	0.09	0.63	**3.88**
2012	-0.10	0.96	0.28	0.38	-1.51	0.19	0.29	0.95	-0.19	-1.04	1.05	1.26	**2.52**
2011	0.91	0.45	1.61	0.88	0.00	-0.35	-1.66	-2.85	-1.19	2.13	0.82	0.24	**0.87**
2010	0.56	0.74	0.74	-0.27	-1.93	0.84	1.30	0.83	1.18	0.45	0.18	0.59	**5.30**
2009	0.71	-0.50	4.04	1.26	0.77	0.57	0.57	1.13	0.74	0.09	0.55	1.34	**11.80**
2008	-2.61	2.37	-1.51	4.40	3.62	-3.59	2.55	2.68	-3.17	-2.50	0.10	1.85	**3.79**
2007	1.30	1.45	0.42	0.92	1.99	-0.24	-1.55	1.16	0.25	1.31	-4.36	-0.39	**2.11**
2006	2.37	1.96	1.31	0.52	1.29	3.05	0.58	1.55	0.81	0.80	0.08	1.14	**16.55**
2005	0.00	0.09	0.94	0.00	1.31	0.46	1.38	0.72	0.27	-3.67	1.86	1.19	**4.53**
2004	-	-	-	-	-0.40	0.30	-1.40	1.52	0.80	0.79	1.97	2.32	**6.00**

Inception: May 24, 2004. The performance figures shown above for The Merger Fund VL are net of all fees and expenses. The performance results portrayed herein reflect the reinvestment of all interest, dividends and distributions. Discrepancies between totals and sum of individual months are due to rounding.

Effect of a Rising Rate Environment

Unlike bond portfolios, the returns of merger arbitrage strategies tend to correlate positively with interest rate levels.

As rates increase…



FIXED INCOME INVESTMENTS
Bond Prices Fall
Interest Rates Rise
ABSOLUTE RETURN STATEGIES
Targeted Rates of Return Rise
Interest Rates Rise

…rates of return potential rise for merger arbitrage transactions.

Therefore, if interest rates rise, the strategy may provide a hedge to the decreased value of bonds in a portfolio.



Investment Overview

Portfolio Manager Background

Roy D. Behren, *Managing Member, Portfolio Manager, Member Investment Committee*

- Portfolio Manager – Westchester Capital Management; 2007 - Present

- Analyst – Westchester Capital Management; 1994 - 2006

- Enforcement Attorney – Securities and Exchange Commission; 1987 - 1994

- BS, Economics – The Wharton School; J.D. – University of Miami Law School; LL.M in corporate law – New York University of Law

Michael T. Shannon CFA, *Managing Member, Portfolio Manager, Member Investment Committee*

- Portfolio Manager – Westchester Capital Management; 2007 - Present

- Senior Vice President, Mergers and Special Situations – D.E. Shaw & Co.; 2005 - 2006

- Analyst – Westchester Capital Management; 1996 - 2005

- Corporate Finance, Mergers & Acquisitions and Equity Research Group – J.P. Morgan & Co.; 1988 - 1996

- BS, Finance – Boston College

Investment Philosophy

The Merger Fund VL seeks to achieve capital growth by investing principally in securities of companies which are involved in publicly announced mergers, takeovers, tender offers, leveraged buyouts and other corporate reorganizations, with the goal of profiting from the timely completion of these transactions

A portfolio derived from high conviction ideas from global markets

We:

Invest in highly liquid situations across the globe

- Although we invest principally in equities, we are capital-structure agnostic.

Focus on absolute returns, not relative value

- We seek to hedge directional correlation and exposure both at the individual deal level and at the macro level, and
- At the same time, we concentrate on minimizing volatility and deal-completion risk.

Avoid speculative situations; we do not invest on rumor

- Every investment thesis must be fact-based and should have a defined timeline and expected rate of return.

Our investments are predicated *primarily* on the successful completion of the corporate event.

Investment Process

Idea Generation

- Monitor and analyze publicly available information to identify attractive merger-arbitrage situations and other event-driven opportunities

Analysis

- Forecasts of the trade's upside, downside and probability of success
  - Primary research may include, company visits and input from competitors and customers, legal counsel (including specialists in antitrust, regulatory, telecommunications and intellectual property law), economists, industry consultants and sell-side analysts

Portfolio Optimization

- Security selection, position sizing and ongoing monitoring
  - Calculation of both the expected return (reward) and variability (risk) of the outcomes
  - Ranking the potential investments we are tracking to determine appropriate entry prices
  - We favor positions with higher reward-to-risk ratios rather than higher gross returns



Review of Merger Agreement
Company Meetings & Presentations
Quantitative Risk Management Analysis
Sell-side Research
Macroeconomic Analysis
Qualitative Business Analysis
Consultation with Outside Experts
Investment Inputs

Risk Management

Our goal is to expose our clients only to the risk of deal success, rather than directional correlation to interest rate or stock market risk.

Deal Hedge	**Stock-for-Stock transaction**: fully sell short the appropriate number of acquiring company shares that are to be received as consideration for the transaction. **Cash Transaction**: given that the dollar value to be received is fixed, we will purchase shares of the target company only. • *Residual Market or Beta Exposure*: may hedge through use of macro sector hedges, typically via put options.
Currency Hedge	**Foreign Transactions**: For transactions in which the cash consideration is not paid in U.S. dollars, currency exposure is hedged by making forward sales of the currency to be received. The forward sale is timed to settle on the expected date of deal completion.
Macro Hedge	During extreme market conditions there can occasionally be increased correlation among theoretically uncorrelated assets. For such situations, the Fund may hold a market hedge, often referred to as a "macro hedge," which are typically structured as index put options or option spreads.
Sell Discipline	• **When the risk/reward relationship is no longer favorable** • **When there is concern about the status of the transaction**

Why Invest with Us?

The Merger Fund VL offers investors access to an alternative investment strategy in *a tax-advantaged, regulated and transparent vehicle with daily liquidity.*

- **Having invested in more than 4,500 corporate reorganizations** over more than 30 years, Westchester Capital Management is a recognized expert in event-driven investing.

- **The Merger Fund® launched in 1989** and was the first liquid alternative mutual fund devoted exclusively to merger arbitrage.

- **By focusing on limiting downside risk,** The Merger Fund VL has historically delivered attractive risk-adjusted rates of return with low volatility in virtually all market environments.

By including **The Merger Fund VL** in a diversified portfolio, investors have an opportunity to create more efficient portfolios, targeting both steady gains and wealth preservation through up and down markets alike.



Meet Our Team

Investment Management Team



Roy D. Behren, *Managing Member, Portfolio Manager, Member Investment Committee*

Roy came to WCM in 1994 and became a Managing Partner as of December 31, 2010. He is co-portfolio manager for Westchester Capital Management, LLC and affiliates and Westchester Capital Partners, LLC. He was also their Chief Compliance Officer from September 2002 through June 2010. After earning a B.S. in Economics at The Wharton School, he received a J.D. degree from the University of Miami Law School and an LL.M. degree in corporate law from the New York University School of Law. In 1987, he joined the U.S. Securities and Exchange Commission's New York Regional Office, where he worked as an enforcement attorney for seven years prior to starting his investment career at WCM. From 2004 through 2006, Roy served as a member of Redback Networks' Board of Directors and its Audit Committee.



Michael T. Shannon, *Managing Member, Portfolio Manager, Member Investment Committee*

Michael joined WCM in 1996 and became a Managing Partner as of December 31, 2010. He is co-portfolio manager for Westchester Capital Management, LLC and affiliates and Westchester Capital Partners, LLC. After receiving a B.S. in Finance from Boston College, he started his career at J.P. Morgan in 1988 where he worked in the firm's corporate finance, mergers & acquisitions and equity research departments for eight years. He then joined WCM where he was Director of Research for nine years. After two years as Senior Vice President in charge of Mergers and Special Situations at D.E. Shaw & Co., he rejoined WCM in 2006. Mike holds a Chartered Financial Analyst certification and is a member of the New York Society of Security Analysts and the CFA Institute.

Investment Management Team (cont.)



Robert K. Lynch, *Director of Research*
Robert was hired as WCM's Director of Research in May 2005. He graduated from Brown University and received his M.B.A. from Columbia University. Rob started his career in 1999 as a senior risk arbitrage analyst in the equity derivatives group at Société Générale where he spent 13 years. He then spent two years as a Director at Credit Suisse First Boston, where he was the senior analyst on the risk arbitrage proprietary desk prior to joining WCM.



Abraham R. Cary, *Head Trader and Research Analyst, Member Investment Committee*
Abe is WCM's Head Trader, having joined the firm in January 2002. After graduating from Middlebury College with a B.A. in Geography and French, Abe started his career in 1997 with the equity derivatives group at Société Générale where he spent two years as a risk arbitrage trader. He then spent two years as Vice President and Senior Trader on the risk arbitrage desk of Crédit Lyonnais before joining WCM.



Steven V. Tan, *Senior Equity Analyst & Director of Credit Research*
Steven joined WCM as Senior Analyst in January 2012. He graduated from Wesleyan University with a B.A. in Mathematics and Economics, and received his M.B.A. from the Harvard Business School. After graduating from college, Steven started his career in 2000 as a mergers and acquisitions analyst at Dresdner Kleinwort Wasserstein where he spent three years. After graduate school, he was Vice President at Avenue Capital for six years where he was a senior analyst in the Event-driven Group and later in the High Yield and Distressed Group. From 2009 to 2011, he served as a member of the board of directors of Magnachip Semiconductor.

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Investment Management Team (cont.)



Benjamin E. Kunofsky, *Senior Trader*
Ben started his career at WCM as an Assistant Trader in 2010. Ben graduated from Middlebury College, completing his B.A. in Mathematics and Religion.



Michael Corigliano, *Analyst/Trader*
Michael joined WCM in 2015 as an Analyst/Trader, with broad equity derivatives experience, including a deep expertise in options modeling. Prior to joining WCM, Michael was an Equity Derivatives Trader at Capstone Investment Advisors from 2007 to 2010. Michael was then a Portfolio Manager at Bell Curve Capital, a derivatives-focused hedge fund, for four years prior to joining WCM. Michael graduated from the University of Pennsylvania's School of Engineering in 2006 cum laude, with a Bachelor of Applied Science. In addition, Michael received a J.D. degree from the Brooklyn Law School in 2019.

Business, Distribution and Operations Management



Bruce J. Rubin, *Chief Operating Officer & Chief Compliance Officer*
Bruce joined WCM as Chief Operating Officer in 2010. He holds a B.A. from Stanford University and a J.D. from Stanford Law School. Bruce started his career in 1984 practicing law for five years at Willkie Farr & Gallagher. He then held a number of positions at major Wall Street firms, including four years as President and CEO of PaineWebber Properties and three years as CAO at Lightyear Capital, a private equity fund. Prior to joining WCM, Bruce spent five years at Seneca Capital, an event-driven hedge fund, as Chief Operating Officer.



Jody Harris-Stern, *Managing Director, Head of Strategic Accounts and Investor Relations*
Jody joined WCM as Director of Business Development in 2010. She received a B.A. from Saint Michael's College in Business and Economics. Jody began her career in 1997 at Zweig Advisers and held a number of positions within the firm over four years. She then spent over eight years in senior management positions at UBS, specializing in business development, marketing and investor relations. Prior to joining WCM, Jody was Chief Marketing Officer at Southridge LLC, a hedge fund in Connecticut.



Thomas Macior, *Managing Director, Head of Business Development*
Tom joined WCM as the Director of Business Development in December 2013. He received his B.A. from the University of Iowa and his M.B.A. in Entrepreneurship and Finance from DePaul University. Tom began his career in sales and marketing at Harris Investment Management. After ten years with Harris, he continued to raise assets for several other firms, including Banc One Investment Advisors, Principal Global Investors and Oakbrook Investments. Most recently, he was a Director at Allianz Global Investors, raising assets in a broad array of disciplines and strategies.

Business, Distribution and Operations Management (cont.)



J.T. Fucigna, *Managing Director, Business Development*
J.T. joined WCM as Managing Director of Business Development in June 2017. He received his B.A. in Political Science and Economics from Boston College and his M.B.A. from the Columbia University Graduate School of Business. J.T. worked over nine years in institutional fixed income sales at the First Boston Corporation and Smith Barney, as well as being a trader at Lehman Brothers. He began his asset management career at Chase Asset Management before spending over 10 years at Merrill Lynch & Co, primarily in the Fund of Hedge Funds unit, holding roles as both a portfolio manager and a senior product specialist. He then spent eight years in US private wealth business development for London based hedge funds Aspect Capital and the Man Group, focusing on relationships with key management, decision makers, and advisors at financial intermediary channels.



Reny Mathew, *Associate Director, Sales and Investor Relations*
Reny joined WCM in 2017 as Associate Director, Sales and Investor Relations. He received a B.S. from the University at Buffalo in Business Administration. Reny began his career in 2004 at Lord Abbett as a sales and business development officer where he spent three years. He then spent ten years in asset raising roles within several other firms, including XTF Global Asset Management and Dreyfus Investments. Prior to joining WCM, Reny was Hybrid Wholesaler at HSBC Global Asset Management. He currently holds the Certified Investment Management Analyst (CIMA®) certification.

Business, Distribution and Operations Management (cont.)



Christopher J. Colomb, *Controller*
Christopher joined WCM in 2017 as Controller. He graduated from UNC-Wilmington with a B.S. in Economics and Finance as well as a Master's degree in Accounting. Christopher spent the first six years of his career at Deloitte serving and managing a variety of clients in various sectors. He then spent two years as a Business Area Controller at Fortress Investment Group LLC which included experiences within the credit hedge funds, credit private equity and traditional asset management businesses. Christopher is also a certified public accountant.



CaSaundra Wu, *Associate Compliance Officer*
CaSaundra joined WCM as Associate Compliance Officer in 2018. She graduated from New York University with a B.A. in Economics. CaSaundra began her career in 2010 and gained experience in compliance at Navigator Money Management and Prologue Capital. Prior to joining WCM she was a Compliance Associate at Trian Partners.



Michael Bauco, *Director of Operations*
Michael joined WCM in 2016 as Director of Operations. He graduated from Western Connecticut State University with a B.A. in Finance. Michael began his career in 2007 at IBM and gained operations experience at hedge funds DKR Capital and Shumway Capital. Prior to joining WCM, Michael spent 5 years at Deimos Asset Management (previously known as Guggenheim Global Trading until 2015).



Laura Morgan, Robin Cosgrove and Stacey Fornabaio comprise our middle office and operational staff. Stacey has been with Westchester Capital Management since 1996, Robin since 2000 and Laura since 2005. They are an experienced and critical component of our investment management and control infrastructure.

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Contact Information

Investment Adviser: Westchester Capital Management, LLC

100 Summit Lake Drive ■ Valhalla ■ New York 10595

Website:

www.westchestercapitalfunds.com

Shareholder Services: The Merger Fund c/o U.S. Bancorp Fund Services, LLC

P.O. Box 701 ■ Milwaukee ■ Wisconsin 53201 ■ (800) 343-8959

Investment Professionals: Sales Support

Managing Director, Head of Strategic Accounts and Investor Relations: Jody Harris-Stern
914-741-5600 ■ jharris-stern@mergerfund.com

Managing Director, Head of Business Development: Thomas Macior
914-741-5600 ■ tmacior@mergerfund.com

Managing Director, Business Development: J.T. Fucigna
914-741-5600 ■ jtfucigna@mergerfund.com

Associate Director, Sales and Investor Relations: Reny Mathew
914-741-5600 ■ rmathew@mergerfund.com

Important Disclosures

The opinions expressed in this presentation are those of Westchester Capital Management, LLC and are subject to change. No part of this presentation may be reproduced or redistributed in any form, or referred to in any publication, without express written permission of Westchester Capital Management, LLC. It is not intended to be read in isolation and may not provide a full explanation of all the topics that are presented or discussed. This presentation does not constitute an offer to sell or a solicitation to offer to buy any securities and nothing in this presentation shall limit or restrict the particular terms of any specific offering. Any statements made regarding investment performance expectations, risk and/or return targets shall not constitute a representation or warranty that such investment objectives or expectations will be achieved.

Mutual fund investing involves risk. Principal loss is possible. The principal risks associated with the Fund include: Merger and Event-Driven Risk, Hedging Transactions, Management Risk, Portfolio Turnover Risk, Derivatives Risk, Foreign Investing, Debt Securities Risk, Leveraging Risk, Short Selling Risk and Market Risk.

This presentation is not intended to be complete, and material aspects of the descriptions contained herein may change at any time. If you express an interest in investing in the Fund, you will be provided with a prospectus and an annual or semi-annual report (the "Fund Documents"). You should review the Fund Documents and risk factors disclosed in the Fund Documents carefully prior to making a decision to invest. You should only rely on the information contained in the Fund Documents in making your decision to invest.

Distribution of this information to any person other than the person to whom this information was originally delivered and to such person's advisors is unauthorized and any reproduction of these materials, in whole or in part, or the disclosure of any of the contents, without prior consent of Westchester Capital Management is prohibited. The information herein is not intended to provide, and should not be relied upon for, accounting, legal or tax advice or investment recommendations. You should consult your tax, legal, accounting or other advisors about the issues discussed herein. Notwithstanding anything to the contrary herein, each recipient of this summary (and each employee, representative or agent of such recipient) may disclose to any person, without limitation, the tax treatment and tax structure of (i) the Fund and (ii) any of its transactions, and all materials of any kind (including opinions or other tax analyses) relating to such tax treatment and tax structure.

Some information contained herein is based on data obtained from recognized statistical services sources, believed to be reliable. However, we have not verified such information, and we do not make any representations as to its accuracy or completeness. The volatility of the indices may be materially different from the individual performance attained by a specific investor. In addition, the Fund's holdings may differ significantly from the securities that comprise the indices. The indices have not been selected to represent an appropriate benchmark, but rather are disclosed to allow for comparison of The Merger Fund® and The Merger Fund VL's performance. Investors cannot directly invest in the indices.

Performance data included herein for periods prior to 2011 reflect that of Westchester Capital Management, Inc., the Fund's prior investment advisor.

Important Disclosures (continued)

Definitions: **S&P 500 Index** is a broad based unmanaged index of 500 stocks, which is widely recognized as representative of the equity market in general; **The ICE BofAML US 3M Treasury Bill TR Index** is comprised of a single issue purchased at the beginning of the month and held for a full month; **The Wilshire Liquid Alternative Event Driven Index** measures the performance of the event driven strategy component of the Wilshire Liquid Alternative Index. Event driven strategies predominantly invest in companies involved in corporate transactions such as mergers, restructuring, distressed, buy backs, or other capital structure changes; **The US Insurance Market Neutral** is the Morningstar Category comprised of funds that attempt to eliminate the risks of the market by holding 50% of assets in long positions in stocks and 50% of assets in short positions. Funds in this group match the characteristics of their long and short portfolios, keeping factors such as P/E ratios and industry exposure similar. Stock picking, rather than broad market moves, should drive a market-neutral fund's performance. **Correlation** is calculated using R-Squared which is a statistical measure that represents the percentage of a fund or security's movements that can be explained by movements in a benchmark index. A high R-squared (between 85 and 100) indicates the fund's performance patterns have been in line with the index. A fund with a low R-squared (70 or less) doesn't act much like the index; **Sharpe Ratio** measures reward vs. risk. 3-month T-Bill used for risk-free rate. A higher number is more favorable; **Standard Deviation** is the degree by which returns vary relative to the average return. The higher the standard deviation, the greater the variability of the investment.